Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-225949

U.S. Retail Securitization February 2019

U.S. Retail Securitization Free Writing Prospectus Registration Statement No. 333-225949 Ford Credit Auto Receivables Two LLC (the “depositor”) Ford Credit Auto Owner Trusts (the “issuer”) This document constitutes a free writing prospectus for purposes of depositor has filed a registration statement (including a prospectus) this communication relates.Before you invest, you should read the the Securities Act of 1933.The with the SEC for any offering to which prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuer and such the SEC website at www.sec.gov. you by calling 1-888-603-5847. offering.You may get these documents for free by visiting EDGAR on Alternatively, you may request that a copy of the prospectus be sent to 2 SEC R ET

U.S. Retail Securitization Overview • Ford Credit securitizing Ford Credit has been originating retail installment sales contracts since 1959 and has been its retail contracts since 1988 has had an active publicly registered securitization program for retail contracts since • 1989 and has issued asset-backed securities in more than 75 transactions under this program Ford Credit offers retail asset-backed securities through various channels: • Publicly registered transactions Rule 144A transactions Other private transactions - - - • Collateral composition has trended in line with the industry and Ford Credit’s strategy – we what we originate securitize • Structural elements have remained consistent – similar structure in place for over 15 years 3 SEC R ET

U.S. Retail Securitization Business Update Number of Retail Installment Contracts Originated (000) • Financing practices have been prudent and consistent for many years, ensuring reliable support for Ford dealers and customers through all cycles Changes in origination volumes generally reflect the changes in Ford’s sales and Ford Credit’s financing share • Avg. # of Contracts Outstanding (000) 1,896 2,005 2,106 2,145 2,195 Financing Share* Retail Installment and Lease • Changes in financing share are primarily driven by the availability and type of Ford-sponsored marketing programs * Retail Installment and lease share of Ford/Lincoln retail sales (excludes fleet sales) 4 SEC R ET 65% 20142015201620172018 63% 58% 56%55% 839899 20142015201620172018 719705729

U.S. Retail Securitization Portfolio Credit Metrics Weighted Average FICO® at Origination* Repossessions as a % of the Average Number of Contracts Outstanding * Based on year of origination Average Net Loss on Charged-Off Contracts* Net Losses as a % of the Average Portfolio Outstanding $6,245 $6,100 * Net losses consider losses incurred after the unit has been sold at auction and all legal collection efforts have been completed 5 SEC R ET $6,640 20142015201620172018 $4,445 $3,292 0.61% 0.33% 20142015201620172018 0.54% 0.54% 0.38% 741741 20142015201620172018 736736734 1.22%1.12%1.21%1.29%1.28% 20142015201620172018

U.S. Retail Securitization Securitization Pool Metrics Weighted Average FICO Weighted Average Payment-to-Income New / Used Car / Light Truck / Utility * Primarily non-Ford, Lincoln and Mercury vehicles, which Ford Credit does not categorize 6 SEC R ET 100% 80% 60% 40% 20% 0% CarLight TruckUtilityOther* 100% 90% 80% 70% 60% 50% 40% 30% 20% 10% 0% NewUsed 745 740 735 730 725 720 715 9.1% 8.9% 8.7% 8.5% 8.3% 8.1% 7.9% 7.7% 7.5%

U.S. Retail Securitization Securitization Pool Metrics % Subvened-APR Receivables % of Contracts > 60 Month Original Term Weighted Average Loan-to-Value (LTV) Commentary 7 SEC R ET •Ford marketing programs, with subvened rates as low as 0% for 72 months, have influenced the composition of recent pools - Subvened APR receivables increased through 2016 but have been lower since then - Increased mix of contracts with original term > 60 months - Higher LTVs reflect a higher mix of subvened APR receivables 100% 95% 90% 85% 80% 70% 65% 60% 55% 50% 45% 40% 35% 100% 80% 60% 40% 20% 0%

U.S. Retail Securitization

Structure Overview


% of Initial Securitization Value
Class A Notes ("AAA")
95.00%
Class B Notes ("AA")
3.00%
Class C Notes ("A")
2.00%
Reserve Account
0.25%
Excess Spread
Initial Overcollateralization
0.00%
Total Initial Class A Hard Credit Enhancement
5.25%

Credit enhancement in the retail securitization program includes:

- Subordination of junior notes
- Cash reserve
- Excess spread (used to build target overcollateralization)

Senior/subordinate, sequential pay structure

Target OC = Sum of:

1. YSOC
2. 2.0% of initial adjusted pool balance
3. 1.5% of current pool balance less reserve

8
FORD CREDIT

U.S. Retail Securitization

Retail Pool Performance: Cumulative Net Losses


2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46 47 48 49 50 51 52 53 54 55 56 57 58 59 60
Months Since Settlement
03-A
03-B
04-A
05-A
05-B
05-C
06-A
06-B
06-C
07-A
07-B
08-A
08-B
08-C
09-A
09-B
09-C
09-D
09-E
10-A
10-B
11-A
11-B
12-A
12-B
12-C
12-D
13-A
13-B
13-C
13-D
14-A
14-B
14-C
15-A
15-B
15-C
16-A
16-B
16-C
17-A
17-B
17-C
18-A
18-B

Over 15 Years Of Consistent Performance Through Multiple Cycles

9 | FORD CREDIT

U.S. Retail Origination and Servicing Strategy

U.S. Retail Originations and Servicing Strategy Origination Process • Ford Credit’s origination process is supported by proprietary scoring models and electronic decisioning – – Analyzes a number of factors for each credit application Produces a proprietary risk score that is updated in real time throughout the evaluation process as inputs change • Credit application process – – Dealers submit credit applications and proposed financing terms electronically to Ford Credit Ford Credit obtains a credit report for the applicant and any co-applicant » Ford Credit uses its proprietary origination system to complete compliance and other checks, including fraud alerts, ID variation or to identify if the applicant is a current or former customer • Ford Credit’s origination process is judgment-based, using well-established control processes – not governed by strict limits Ford Credit communicates credit decisions electronically to dealers purchasing guidelines and • 11 SEC R ET

U.S. Retail Originations and Servicing Strategy Origination Scoring Models • Ford Credit classifies credit applications to determine Classifications are: which origination scoring model will be used. – – – Applicant type (individual, business entity) Credit profile (high FICO, low FICO) Vehicle type (new vehicle, used vehicle) • Ford Credit’s proprietary origination scoring models assess the creditworthiness of the applicant using information in the credit application, information in the credit bureau report and other information. Examples include: the – – – Financing product (retail, lease) Contract characteristics (loan-to-value, lease-to-value, term, payment) Other factors (payment-to-income, employment history, capacity to pay, financial stability) • Output of the origination scoring models is a proprietary risk score referred to as Probability of Payment – The origination scoring models build on the predictive power of credit bureau, credit application data and contract characteristics Updated in real time throughout the evaluation process as inputs change – 12 SEC R ET

U.S. Retail Originations and Servicing Strategy Scoring Models Development and Maintenance • Origination scoring models are developed internally by Ford Credit’s analytics team using statistical analysis of contract characteristics, performance of Ford Credit’s retail and lease portfolio and other automotive-specific data to identify key variables that predict an applicant’s probability of fully paying the amount due under the contract Ford Credit regularly reviews its models to confirm the business significance and statistical predictability of the variables • – – Origination scoring model performance review Scorecard Cycle Plan Committee review • • Ford Credit develops new origination scoring models on a regular cycle plan Ford Credit may make adjustments to improve the performance of the origination scoring models between development cycles to react quickly to portfolio performance shifts and macroeconomic conditions. Adjustments may include: – – Uniformly changing the overall credit risk scores Modifying the weight of selected variables • Launch dates for most recent redeveloped origination scoring models: 13 SEC R ET Scoring Models U.S. Consumer January 2018 Commercial January 2019 Commercial Line of Credit May 2017

U.S. Retail Originations and Servicing Strategy Purchasing Guidelines and Control Processes • Ford Credit establishes purchasing standards and procedures to support consistent credit and purchase decisions – Portfolio Level – Purchasing guidelines set portfolio targets for lower and marginal quality contracts and to manage the overall quality of the portfolio Credit Application Level – Risk factor guidelines provide a framework for credit application evaluation criteria for specific attributes, including affordability measures such as payment-to-income and debt-to-income ratios, FICO score and contract term » For less creditworthy applicants, or if there is a discrepancy in the information provided by the applicant, the credit analyst may verify the identity, employment, income, residency and other applicant information using Ford Credit’s procedures before making a decision – • Ford Credit reviews credit analysts’ decisions regularly to ensure they are consistent with origination standards and credit approval authority Ford Credit analyzes risk management portfolio performance quarterly • 14 SEC R ET Effective Guidelines And Processes Enable Predictable Portfolio Performance

U.S. Retail Originations and Servicing Strategy Behavioral Scoring Models • Ford Credit uses proprietary behavioral scoring models to assess the probability of payment default for each receivable on its payment due date These models assess the risk of a customer defaulting using a number of variables, including origination characteristics, customer account history, payment patterns, expected loss or severity and periodically updated credit bureau information Before a behavioral scoring model is applied, Ford Credit classifies each customer account to determine which model to use. Classifications include: • • – – – Financing product (retail, lease) Customer type (individual, business entity) Delinquency level (current, due date delinquent, 30 days past due) • Output of the behavioral scoring models is a proprietary risk rating referred to as Probability of Default (POD) that determines – – – How How How soon an obligor will be contacted after a payment becomes delinquent often the obligor will be contacted during the delinquency long the account will remain in early stage collections before it is transferred to a more experienced representative to continue collection efforts 15 SEC R ET

U.S. Retail Originations and Servicing Strategy Scoring Models Development and Maintenance • Behavioral scoring models are developed internally by Ford Credit’s analytics team using statistical analysis of the contract characteristics and performance of Ford Credit’s retail and lease portfolio and other external automotive-specific data to identify key variables that predict a customer’s probability of default in the near term Ford Credit regularly reviews the behavioral scoring models to confirm the continued business significance and statistical predictability of the variables • – – Behavioral scoring model performance review Scorecard Cycle Plan Committee review • • Ford Credit develops new behavioral scoring models on a regular cycle plan Ford Credit may make adjustments to improve the performance of the behavioral scoring models between development cycles by uniformly changing the overall scores or modifying the weighting of selected variables Completed launch dates of most recent redeveloped POD behavioral scoring models are as follows: • 16 SEC R ET Scoring Models U.S. Consumer February 2018 Commercial January 2019

Appendix

Ford Credit’s U.S. Retail Auto Receivables Historical Cumulative Net Loss Ratio – 45 U.S. Public Retail Transactions From 2003 To Present • Ford Credit’s U.S. retail auto receivables are ideally suited for securitization, including a revolving term ABS structure - - - Consistent origination and servicing practices Consistent collateral composition Consistent loss performance Weighted Average FICO® – 45 U.S. Public Retail Transactions From 2003 to Present 18 2003-A 2003-B 2004-A 2005-A 2005-B 2005-C 2006-A 2006-B 2006-C 2007-A 2007-B 2008-A 2008-B 2008-C 2009-A 2009-B 2009-C 2009-D 2009-E 2010-A 2010-B 2011-A 2011-B 2012-A 2012-B 2012-C 2012-D 2013-A 2013-B 2013-C 2013-D 2014-A 2014-B 2014-C 2015-A 2015-B 2015-C 2016-A 2016-B 2016-C 2017-A 2017-B 2017-C 2018-A 2018-B 760 740 720 700 680 660 2.5% 2.0% 1.5% 1.0% 0.5% 0.0% 159131721252933374145495357 Months Since Settlement

Pool Comparison

- Retail securitization collateral characteristics are consistent across Ford Credit's recent U.S. public retail ABS transactions

Characteristic	FORDO 2018-B	FORDO 2018-A	FORDO 2017-C	FORDO 2017-B	FORDO 2017-A
Initial Pool Balance	$1.2bn	$1.7bn	$2.0bn	$1.4bn	$1.7bn
Number of Receivables	40,936	64,956	78,146	55,385	66,537
Average Principal Balance	$28,374	$26,603	$25,559	$25,465	$25,821
WA FICO Score	739	737	739	734	736
WA Loan to value (LTV)	97.71%	96.78%	97.32%	98.56%	98.16%
WA Payment-to-income (PTI)	8.48%	8.62%	8.63%	8.67%	8.64%
Commercial Use	19.88%	22.24%	19.58%	20.05%	19.54%
% Original Term > 60m	57.95%	57.59%	58.15%	56.98%	55.08%
WA APR	3.46%	3.55%	3.06%	2.71%	2.61%
Subvened-APR Receivables	62.17%	54.84%	59.89%	65.54%	66.33%
WA Original Term	65.4 months	65.2 months	65.3 months	65.2 months	64.9 months
WA Remaining Term	58.4 months	57.0 months	56.2 months	55.9 months	56.5 months
WA Seasoning	7.0 months	8.2 months	9.1 months	9.3 months	8.4 months
% New	86.84%	88.34%	89.73%	89.69%	90.68%
% Car	14.80%	16.34%	19.76%	22.10%	22.71%
% Light Truck	47.47%	49.84%	46.70%	44.17%	43.68%
% Utility	37.74%	33.83%	33.54%	33.73%	33.61%
Top 3 States	17.16% - Texas	17.09% - Texas	16.53% - Texas	15.22% - Texas	15.20% - Texas
	9.85% - California	10.43% - California	9.91% - California	10.91% - California	9.64% - California
	7.52% - Florida	7.85% - Florida	4.02% Illinois	7.86% - Florida	7.57% - Florida

19 | FORD CREDIT

Credit Enhancement Levels Excess Spread* Intital Hard Credit Enhancement** * Annual excess spread including Yield Supplement ** Initial hard credit enhancement (overcollateralization + subordination + reserves) as a % of Adjusted Pool Balance *** U.S. public retail transaction 20 Enhancement Scenario Memo: 2018-B*** Yield Supplement Discount Rate 7.50% 3.49% 5.25%

Net Loss To Receivables Ratio Total Ford Credit Retail Receivables Portfolio Net Losses as % of Average Portfolio Outstanding* 1.9% 1.5% 1.5% 1.5% 0.7% 0.6% 0.5% 0.5% 0.5% 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 * Portfolio net losses: Net losses of the portfolio as a percentage of average portfolio outstanding ** FordREV pool loss threshold: 3-month rolling average annualized net losses of the pool as a percentage of pool balance at the end of each month 21 0.9% 0.7%0.8% 0.3%0.3%0.3%0.4%